FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 000-50859

TOP SHIPS INC.

(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 management’s discussion and analysis of financial condition and results of operations of Top Ships Inc. (the “Company”) for the three months ended March 31, 2013 and 2014.

Attached as Exhibit 99.2 are the unaudited condensed consolidated financial statements of the Company as of and for the three month periods ending March 31, 2013 and 2014 and the audited consolidated financial statements of the Company for the year ended December 31, 2013, which have been restated to reflect the effect of the one-to-seven reverse stock split of the Company’s common stock effected on April 21, 2014.

Attached as Exhibit 101 are the following materials formatted in eXtensible Business Reporting Language (XBRL): (i) Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2013 and March 31, 2014; (ii) Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2013 and 2014; (iii) Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2013 and 2014; (iv) Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2013 and 2014; (v) Notes to Unaudited Interim Condensed Consolidated Financial Statements; (vi) Consolidated Balance Sheets as of December 31, 2012 and 2013; (vii) Consolidated Statements of Comprehensive Income/ (Loss) for the years ended December 31, 2011, 2012 and 2013; (viii) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2011, 2012 and 2013; (ix) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (x) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: June 27, 2014	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer